John W. Wesley
Vice President and Secretary

May 13, 2011

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel, and
   Health Care Services
Division of Corporate Finance
Securities and Exchange Commission
One Station Place, Mail Stop 20549-3561
100 F Street, NE
Washington, D.C.  20549

Re:	Response of Kimberly-Clark Corporation to the Staff's Comment Letter Dated May 2, 2011 File No. 001-00225

Dear Mr. Reynolds:

On behalf of Kimberly-Clark Corporation (the “Company”), I am submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated May 2, 2011” (the “Response”), in response to the comments contained in the letter dated May 2, 2011 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company.

The Company acknowledges (as requested in your letter of May 2, 2011) that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the Response, please contact the undersigned at (972) 281-1385.

Sincerely,

/s/ John W. Wesley

Enclosure

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED MAY 2, 2011

This document responds to the Staff’s letter dated May 2, 2011 to Kimberly-Clark Corporation (the “Company”), in which the Staff commented on Item 11, Executive Compensation, of the Company’s Form 10-K, filed February 23, 2011, which was incorporated by reference from the Company’s Definitive Proxy Statement, filed March 11, 2011.

For convenience, the Staff's comments are retyped below.

Staff Comments and Company Responses

Form 10-K filed February 23, 2011

Item 11, Executive Compensation, incorporated by reference from Definitive Proxy Statement Filed March 11, 2011

Executive Compensation, page 41

Staff Comment No. 1:

We note the statement on page 49 that the compensation committee determined to exercise its discretion to adjust the EPS performance measure from an actual of $4.45 to the as-adjusted $4.68 to take into account a “[o]ne-time charge related to adoption of highly inflationary accounting in Venezuela.” You also state that the OPROS performance measure was “adjusted for the same item described above in determining adjusted EPS.” Please advise us in quantified terms how the OPROS measure was adjusted and how these combined adjustments resulted in compensation set at “53 percent of target,” as disclosed on page 51. Also, please revise future filings to provide further disclosure of your policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals, and clarify the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(vi), (viii) and (ix) of Regulation S-K. Please provide draft disclosure.

Company’s Response:

As discussed on page 49 of the Company’s 2011 proxy statement, the Management Development and Compensation Committee (the “Committee”) of the Company’s Board of Directors may from time to time adjust the calculation of financial goals to eliminate the effect of items or events the Committee determines in its discretion should be excluded for compensation purposes.

When determining whether an item or event should be excluded from an annual or long-term equity incentive financial measure, under the Committee’s guidelines regarding exceptions for these incentive programs, the Committee considers whether any such exclusion would neutralize the impact of an unexpected or unplanned item or event and provide consistent and equitable annual and long-term equity incentive awards that the Committee believes are reflective of the Company’s performance.  The Committee will consider exclusion of an item or event regardless of whether it positively or negatively impacts the financial goal for the purpose of calculating incentive awards; for example, the Committee has, in the past, excluded items that positively impacted GAAP earnings per share, such as a litigation settlement gain in 2007.

As noted on pages 49 and 50 of the 2011 proxy statement, the Committee adjusted earnings per share (“EPS”) and operating profit return on sales (“OPROS”) for 2010 in connection with the determination of the corporate key financial goals of the Company’s annual cash incentive program.  This adjustment excluded the effect of a one-time charge related to the adoption of highly inflationary accounting in Venezuela.  Because the event leading to this charge occurred in January 2010, the Committee excluded this item when it established the 2010 corporate key financial goals for the Company’s annual cash incentive program.

OPROS for 2010, calculated using GAAP measures, was 14.0%.  Adjusted OPROS for 2010, OPROS for 2009 and the net change between the two amounts are calculated as follows:

(millions)	2010	2009	Net change (bps)
Operating Profit	$2,773	$2,825
Adjustment for:
Add – One-time charge related to adoption of highly inflationary accounting in Venezuela	98
Adjusted Operating Profit	$2,871
Divided by:
Net Sales	$19,746	$19,115
OPROS (adjusted in 2010)	14.5%	14.8%	(30) bps

The Committee applied net sales, adjusted EPS and the net change in adjusted OPROS for 2010 to determine the payout percentage for the key financial goals.  The table from page 51 of the 2011 proxy statement regarding the Committee’s calculation of the key financial goals is set forth below, with additional information regarding the percentage payout included in the last column for reference.

	Potential Payout as a Percentage of Target
	0%	100%	200%	Actual	Percentage Payout
Net Sales (billions)	$18.00	$20.00	$22.00	$19.75	87%
Adjusted EPS	$4.50	$4.90	$5.30	$4.68	45%

	0.8 x	1.0 x	1.2 x
Adjusted OPROS multiplier (basis point (bps) improvement)	(10) bps	40 bps	90 bps	(30) bps	80%

The net sales and adjusted EPS payout percentage amounts set forth above were determined based on the pro rata amount of the actual results applied to the potential payout ranges.

Based on these amounts, the Committee determined that the payout percentage for the key financial goals was 53 percent of target, as follows:  [(87% payout percentage x 50% weighting) + (45% payout percentage x 50% weighting)] x 80% adjusted OPROS multiplier.

We will revise our disclosure in our 2012 proxy statement to provide further information as to the Committee’s approach regarding adjustment of performance measures.  The information currently set forth on page 49 of the 2011 proxy statement will be enhanced and moved to a separate discussion under “Additional Compensation Information” in our 2012 proxy statement, as follows:

Proposed 2012 Proxy Statement Disclosure Regarding Adjustment of Financial Measures (Page 58 of 2011 Proxy Statement):

Additional Compensation Information

. . .

Adjustment by the Committee of Financial Measures for Annual and Long-Term Equity Incentives.  Financial measures for the annual and long-term equity incentive programs are developed based on our planned activities and assumptions of the performance of our key business drivers for the applicable period.  From time to time, however, unexpected or unplanned discrete items or events not included in these plans and assumptions arise.  These items and events include, for example, accounting and tax law changes, tax credits from items not within the ordinary course of our business operations, restructuring and write-off charges, significant acquisitions or dispositions, and significant gains or losses from litigation settlements.

Under the Committee’s exception guidelines regarding our annual and long-term equity incentive program measures, the Committee has adjusted in the past, and may adjust in the future, the calculation of financial measures for these incentive programs to eliminate the effect of the items or events described above.  In making these adjustments, the Committee’s policy is to seek to neutralize the impact of the unexpected or unplanned items or events, whether positive or negative, in order to provide consistent and equitable incentive payments that the Committee believes are reflective of our performance.  In considering whether to make a particular adjustment under its guidelines, the Committee will review whether the item or event was one for which management was responsible and accountable, treatment of similar items in prior periods, the extent of the item’s or event’s impact on the financial measure, and the item’s or event’s characteristics relative to normal and customary business practices.  Generally, the Committee will apply an adjustment to all compensation that is subject to that financial measure.

. . .

Staff Comment No. 2:

The last two paragraphs on page 55 identify three types of perquisites provided to your named executive officers. It is unclear why your summary compensation table does not quantify and describe each perquisite or other item pursuant to Instructions 3 and 4 of Item 402(c)(2)(9) of Regulation S-K. We note in this regard that the table reports all other compensation for Messrs. Falk and Abernathy in excess of $306 thousand and $430 thousand, respectively. Please provide draft disclosure.

Company’s Response:

As noted on page 55 of the 2011 proxy statement, in 2010 the Company provided executive officers with perquisites that included personal financial planning services, an executive health screening program, permitted personal use of the Company’s corporate aircraft, and an executive security program for the Chief Executive Officer.

On page 64 of the 2011 proxy statement, the amounts in the “All Other Compensation” column of the Summary Compensation Table are delineated by perquisites, defined contribution plan amounts, tax gross-ups and total for each of the named executive officers, in accordance with Instructions 3 and 4 of Item 402(c)(2)(ix).  In addition, in accordance with Instruction 4 of Item 402(c)(2)(ix), if perquisites for the named executive officer in any year included in the Summary Compensation Table exceeded $10,000, these perquisites were identified and quantified in footnote (1) on pages 64 and 65 of the 2011 proxy statement.

The Company respectfully submits to the Staff that these disclosures meet or exceed the requirements of Instructions 3 and 4 of Item 402(c)(2)(ix).  However, to provide greater clarity regarding perquisites received by our named executive officers, we will revise our footnote on perquisites in future proxy statements.  Set forth below is an illustration of our planned future perquisite disclosures.

Proposed 2012 Proxy Statement Disclosure on Perquisites (footnote to the discussion of the All Other Compensation column of the Summary Compensation Table):

(1)	Perquisites. For a description of the perquisites we provide executive officers, and the reasons why, see “Compensation Discussion and Analysis – Other Compensation.”

Perquisites for the named executive officers in 2011 included the following:

	Executive Financial Counseling Program($)(a)	Personal Use of Corporate Aircraft($)(b)	Security Services($)(c)	Executive Health Screening Program($)	Total($)
Thomas J. Falk	0	xx,xxx	xx,xxx	x,xxx	xx,xxx
Mark A. Buthman	x,xxx	0	0	x,xxx	xx,xxx
Robert E. Abernathy	x,xxx	0	0	x,xxx	xx,xxx
Robert W. Black	x,xxx	0	0	x,xxx	xx,xxx
Anthony J. Palmer	x,xxx	0	0	x,xxx	xx,xxx
_______________

(a)	Our Chief Executive Officer does not receive personal financial counseling under this program.

(b)
Our Chief Executive Officer is expected to use our corporate aircraft for personal travel pursuant to an executive security program established by the Board.  The amount shown for personal use of our aircraft is our incremental cost of operating the aircraft.  The incremental cost of personal travel on our corporate aircraft is based on our variable cost per hour of operating the aircraft multiplied by the number of hours of personal travel.  Items included in calculating this variable cost for 2011 are crew travel costs, crew meals, fuel, catering, supplies, landing and parking fees, and maintenance costs.  Non-variable costs that would have been incurred regardless of whether there was any personal use of the aircraft are excluded.

(c)	Personal security services provided as required by our Chief Executive Officer security program.